EXHIBIT 12
PULTEGROUP, INC.
RATIO OF EARNINGS TO FIXED CHARGES
($000’s omitted)

	Years Ended December 31,
	2016	2015	2014	2013	2012
Earnings:
Income (loss) from continuing operations before income taxes	$933,850	$816,023	$689,758	$527,822	$183,554
Fixed charges	173,753	130,814	139,422	162,418	210,394
Amortization of capitalized interest	123,907	138,141	194,728	255,065	224,291
Capitalized interest	(160,506)	(120,001)	(131,444)	(154,107)	(201,103)
Distributions in excess (less than) earnings of affiliates	(3,326)	(6,185)	(3,476)	767	3,324
Income as adjusted	$1,067,678	$958,792	$888,988	$791,965	$420,460
Fixed charges:
Interest expensed and capitalized	$162,861	$121,672	$131,069	$154,819	$202,395
Portion of rents representative of interest factor	10,892	9,142	8,353	7,599	7,999
Fixed charges	$173,753	$130,814	$139,422	$162,418	$210,394
Ratio of earnings to fixed charges	6.1	7.3	6.4	4.9	2.0
Note: The ratios of earnings to fixed charges set forth above are computed on a consolidated basis. Fixed charges are comprised of interest incurred, which includes imputed interest associated with the guaranteed debt of our 50% or less owned affiliates, as well as a portion of rent expense, which represents the estimated interest factor and amortization of debt expense.